UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Box, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

10316T104

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 29, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

* Includes 5,525,104 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP NO. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,007,884
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,007,884
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,007,884*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

CO

* Includes 3,393,336 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP NO. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,138,522
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,138,522
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,138,522*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 547,107 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

4

CUSIP NO. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		655,073
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

655,073
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

655,073*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 314,460 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

5

CUSIP NO. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		655,073
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

655,073
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

655,073*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 314,460 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

6

CUSIP NO. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,277,225
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,277,225
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,277,225*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 614,121 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

7

CUSIP NO. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		622,152
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

622,152
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

622,152*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 299,661 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

8

CUSIP NO. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		622,152
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

622,152
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

622,152*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 299,661 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

9

CUSIP NO. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

* Includes 5,525,104 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

10

CUSIP NO. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

* Includes 5,525,104 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP NO. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

* Includes 5,525,104 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP NO. 10316T104

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 5,525,104 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP NO. 10316T104

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 5,525,104 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP NO. 10316T104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.0001 par value per share (the “Shares”), of Box, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 900 Jefferson Avenue, Redwood City, California 94063.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(ix)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(x)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
15

CUSIP NO. 10316T104

(xii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xiii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard L Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

16

CUSIP NO. 10316T104

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 3,614,548 Shares beneficially owned by Starboard V&O Fund is approximately $51,053,254, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 3,393,336 Shares by Starboard V&O Fund is approximately $61,216,627, excluding brokerage commissions. The aggregate purchase price of the 591,415 Shares beneficially owned by Starboard S LLC is approximately $8,315,914, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 547,107 Shares by Starboard S LLC is approximately $9,870,146, excluding brokerage commissions. The aggregate purchase price of the 340,613 Shares beneficially owned by Starboard C LP is approximately $4,789,404, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 314,460 Shares by Starboard C LP is approximately $5,672,827, excluding brokerage commissions. The aggregate purchase price of the 322,491 Shares beneficially owned by Starboard L Master is approximately $4,541,106, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 299,661 Shares by Starboard L Master is approximately $5,406,295, excluding brokerage commissions. The aggregate purchase price of the 605,829 Shares held in the Starboard Value LP Account is approximately $8,482,626, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 970,540 Shares by Starboard Value LP through the Starboard Value LP Account is approximately $13,621,769, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

17

CUSIP NO. 10316T104

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 146,500,516 Shares outstanding, as of May 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 6, 2019.

A.	Starboard V&O Fund
(a)	As of the close of business on August 30, 2019, Starboard V&O Fund beneficially owned 7,007,884 Shares, including 3,393,336 Shares underlying certain forward purchase contracts.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 7,007,884
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,007,884
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on August 30, 2019, Starboard S LLC beneficially owned 1,138,522 Shares, including 547,107 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,138,522
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,138,522
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on August 30, 2019, Starboard C LP beneficially owned 655,073 Shares, including 314,460 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

18

CUSIP NO. 10316T104

(b)	1. Sole power to vote or direct vote: 655,073
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 655,073
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 655,073 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 655,073
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 655,073
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 655,073 shares owned by Starboard C LP and (ii) 622,152 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,277,225
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,277,225
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on August 30, 2019, Starboard L Master beneficially owned 622,152 Shares, including 299,661 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

19

CUSIP NO. 10316T104

(b)	1. Sole power to vote or direct vote: 622,152
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 622,152
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 622,152 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 622,152
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 622,152
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard Value LP
(a)	As of the close of business on August 30, 2019, 1,576,369 Shares were held in the Starboard Value LP Account, including 970,540 Shares underlying certain forward purchase contracts. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 7,007,884 Shares owned by Starboard V&O Fund, (ii) 1,138,522 Shares owned by Starboard S LLC, (iii) 655,073 Shares owned by Starboard C LP, (iv) 622,152 Shares owned by Starboard L Master and (v) 1,576,369 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 11,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 7,007,884 Shares owned by Starboard V&O Fund, (ii) 1,138,522 Shares owned by Starboard S LLC, (iii) 655,073 Shares owned by Starboard C LP, (iv) 622,152 Shares owned by Starboard L Master and (v) 1,576,369 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.5%

20

CUSIP NO. 10316T104

(b)	1. Sole power to vote or direct vote: 11,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 7,007,884 Shares owned by Starboard V&O Fund, (ii) 1,138,522 Shares owned by Starboard S LLC, (iii) 655,073 Shares owned by Starboard C LP, (iv) 622,152 Shares owned by Starboard L Master and (v) 1,576,369 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 11,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 7,007,884 Shares owned by Starboard V&O Fund, (ii) 1,138,522 Shares owned by Starboard S LLC, (iii) 655,073 Shares owned by Starboard C LP, (iv) 622,152 Shares owned by Starboard L Master and (v) 1,576,369 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 11,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,000,000
4. Shared power to dispose or direct the disposition: 0
21

CUSIP NO. 10316T104

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 7,007,884 Shares owned by Starboard V&O Fund, (ii) 1,138,522 Shares owned by Starboard S LLC, (iii) 655,073 Shares owned by Starboard C LP, (iv) 622,152 Shares owned by Starboard L Master and (v) 1,576,369 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,000,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account entered into forward contracts with Morgan Stanley as the counterparty providing for the purchase of an aggregate of 462,720 Shares, 74,703 Shares, 42,684 Shares, 41,172 Shares, and 128,721 Shares, respectively, having an aggregate purchase price of approximately $8,701,799, $1,404,846, $802,705, $774,270 and $1,818,828, respectively (each an “MS Forward Contract”). Each of the MS Forward Contracts has a final valuation date of November 30, 2020, however, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the MS Forward Contracts provides for physical settlement. Until the settlement date, none of the MS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

22

CUSIP NO. 10316T104

Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account entered into forward contracts with Bank of America as the counterparty providing for the purchase of an aggregate of 1,780,046 Shares, 286,839 Shares, 165,019 Shares, 156,952 Shares, and 511,144 Shares, respectively, having an aggregate purchase price of approximately $31,745,184, $5,115,462, $2,942,934, $2,799,068 and $7,355,362, respectively (each a “BA Forward Contract”). Each of the BA Forward Contracts has a final valuation date of December 7, 2020, however, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the BA Forward Contracts provides for physical settlement. Until the settlement date, none of the BA Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account entered into forward contracts with UBS as the counterparty providing for the purchase of an aggregate of 1,150,570 Shares, 185,565 Shares, 106,757 Shares, 101,537 Shares, and 330,675 Shares, respectively, having an aggregate purchase price of approximately $20,769,644, $3,349,838, $1,927,188, $1,832,956 and $4,447,579, respectively (each a “UBS Forward Contract”). Each of the UBS Forward Contracts has a final valuation date of December 21, 2020, however, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value LP Account has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the UBS Forward Contracts provides for physical settlement. Until the settlement date, none of the UBS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master sold short in the over the counter market American-style put options to Credit Suisse referencing an aggregate of 148,500 Shares, 24,300 Shares, 14,000 Shares and 13,200 Shares, respectively, which have an exercise price of $13.00 per Share and expire on September 20, 2019.

Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master sold short in the over the counter market American-style put options to Goldman Sachs referencing an aggregate of 371,100 Shares, 60,800 Shares, 35,000 Shares and 33,100 Shares, respectively, which have an exercise price of $13.00 per Share and expire on September 20, 2019.

On September 3, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated September 3, 2019.
99.2	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated June 5, 2019.

23

CUSIP NO. 10316T104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2019

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

24

CUSIP NO. 10316T104

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Buckingham Square 2nd Floor 720A West Bay Road Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP NO. 10316T104

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Exercise of Forward Contract	1,000	18.6570	07/08/2019
Purchase of Class A Common Stock	8,649	17.1847	07/16/2019
Purchase of Class A Common Stock	8,649	17.1847	07/16/2019
Purchase of Class A Common Stock	9,060	17.1273	07/17/2019
Purchase of Class A Common Stock	9,060	17.1273	07/17/2019
Purchase of Put Option	559,300[1]	0.2400	07/18/2019
Sale of Put Option	(556,500)[2]	0.2500	07/18/2019
Purchase of Class A Common Stock	7,550	16.5439	07/22/2019
Purchase of Class A Common Stock	7,550	16.5439	07/22/2019
Purchase of Put Option	372,900[3]	0.5500	07/22/2019
Sale of Put Option	(371,000)[4]	0.4500	07/22/2019
Purchase of Class A Common Stock	7,550	16.4136	07/23/2019
Purchase of Class A Common Stock	7,550	16.4136	07/23/2019
Purchase of Class A Common Stock	15,100	16.6077	07/31/2019
Purchase of Class A Common Stock	15,100	16.6077	07/31/2019
Purchase of Class A Common Stock	4,615	16.2375	08/01/2019
Purchase of Class A Common Stock	4,615	16.2375	08/01/2019
Purchase of Class A Common Stock	30,250	15.5089	08/02/2019
Purchase of Class A Common Stock	30,250	15.5089	08/02/2019
Purchase of Put Option	556,500[5]	0.6500	08/02/2019
Sale of Put Option	(556,700)[4]	0.6500	08/02/2019
Purchase of Class A Common Stock	15,125	14.7149	08/05/2019
Purchase of Class A Common Stock	15,125	14.7149	08/05/2019
Purchase of Class A Common Stock	7,563	13.9855	08/09/2019
Purchase of Class A Common Stock	7,562	13.9855	08/09/2019

CUSIP NO. 10316T104

Purchase of Class A Common Stock	7,562	13.5620	08/12/2019
Purchase of Class A Common Stock	7,563	13.5620	08/12/2019
Purchase of Class A Common Stock	7,563	13.5615	08/13/2019
Purchase of Class A Common Stock	7,562	13.5615	08/13/2019
Purchase of Class A Common Stock	15,125	13.0376	08/14/2019
Purchase of Class A Common Stock	15,125	13.0376	08/14/2019
Purchase of Class A Common Stock	31,158	13.3396	08/20/2019
Purchase of Class A Common Stock	31,157	13.3396	08/20/2019
Purchase of Class A Common Stock	9,484	13.3914	08/20/2019
Purchase of Class A Common Stock	9,483	13.3914	08/20/2019
Purchase of Class A Common Stock	30,250	13.5379	08/21/2019
Purchase of Class A Common Stock	30,250	13.5379	08/21/2019
Purchase of Class A Common Stock	10,650	13.3484	08/22/2019
Purchase of Class A Common Stock	10,650	13.3484	08/22/2019
Purchase of Class A Common Stock	228	13.5087	08/23/2019
Purchase of Class A Common Stock	228	13.5087	08/23/2019
Purchase of Class A Common Stock	16,199	13.8947	08/23/2019
Purchase of Class A Common Stock	16,198	13.8947	08/23/2019
Purchase of Class A Common Stock	132,295	13.8349	08/23/2019
Purchase of Class A Common Stock	132,295	13.8349	08/23/2019
Purchase of Class A Common Stock	4,175	13.8650	08/23/2019
Purchase of Class A Common Stock	4,174	13.8650	08/23/2019
Purchase of Class A Common Stock	166,375	13.8081	08/23/2019
Purchase of Class A Common Stock	166,376	13.8081	08/23/2019
Sale of Class A Common Stock	(168,880)	13.7000	08/26/2019

CUSIP NO. 10316T104

Purchase of Class A Common Stock	133,619	13.8092	08/26/2019
Purchase of Class A Common Stock	35,261	13.7950	08/26/2019
Sale of Put Option	(296,900)[6]	0.4200	08/26/2019
Sale of Put Option	(185,600)[7]	3.3200	08/26/2019
Sale of Class A Common Stock	(157,745)	13.7000	08/27/2019
Purchase of Class A Common Stock	85,830	13.7119	08/27/2019
Purchase of Class A Common Stock	71,915	13.7218	08/27/2019
Sale of Put Option	(148,500)[6]	0.5600	08/27/2019
Sale of Put Option	(74,200)[6]	0.5500	08/27/2019
Sale of Put Option	(111,400)[8]	2.4700	08/27/2019
Sale of Put Option	(185,600)[7]	3.3150	08/27/2019
Sale of Class A Common Stock	(200,429)	13.6000	08/28/2019
Purchase of Class A Common Stock	158,339	13.7351	08/28/2019
Purchase of Class A Common Stock	42,090	13.5839	08/28/2019
Sale of Put Option	(222,700)[7]	3.4200	08/28/2019
Purchase of Class A Common Stock	151,250	13.1663	08/29/2019
Purchase of Class A Common Stock	151,250	13.1663	08/29/2019
Purchase of Class A Common Stock	23,413	13.8167	08/29/2019
Purchase of Class A Common Stock	23,413	13.8167	08/29/2019
Purchase of Class A Common Stock	127,837	13.6328	08/29/2019
Purchase of Class A Common Stock	127,837	13.6328	08/29/2019
Purchase of Class A Common Stock	705,300	14.1000	08/29/2019
Purchase of Put Option	111,400[9]	1.9500	08/29/2019
Purchase of Put Option	593,900[10]	2.9300	08/29/2019
Purchase of Class A Common Stock	351,486	14.7000	08/30/2019
Purchase of Class A Common Stock	289,976	14.6500	08/30/2019
Purchase of Class A Common Stock	65,376	14.7946	08/30/2019
Purchase of Class A Common Stock	246,040	14.6154	08/30/2019
Purchase of Class A Common Stock	277,322	14.7297	08/30/2019
Purchase of Put Option	556,700[11]	0.8000	08/30/2019
Purchase of Put Option	371,000[11]	0.8300	08/30/2019

CUSIP NO. 10316T104

Starboard Value and Opportunity S LLC

Purchase of Class A Common Stock	2,835	17.1847	07/16/2019
Purchase of Class A Common Stock	2,970	17.1273	07/17/2019
Purchase of Put Option	89,800[1]	0.2400	07/18/2019
Sale of Put Option	(91,200)[2]	0.2500	07/18/2019
Purchase of Class A Common Stock	2,475	16.5439	07/22/2019
Purchase of Put Option	59,900[3]	0.5500	07/22/2019
Sale of Put Option	(60,800)[4]	0.4500	07/22/2019
Purchase of Class A Common Stock	2,475	16.4136	07/23/2019
Purchase of Class A Common Stock	4,950	16.6077	07/31/2019
Purchase of Class A Common Stock	1,510	16.2375	08/01/2019
Purchase of Class A Common Stock	9,900	15.5089	08/02/2019
Purchase of Put Option	91,200[5]	0.6500	08/02/2019
Sale of Put Option	(91,100)[4]	0.6500	08/02/2019
Purchase of Class A Common Stock	4,950	14.7149	08/05/2019
Purchase of Class A Common Stock	2,475	13.9855	08/09/2019
Purchase of Class A Common Stock	2,475	13.5620	08/12/2019
Purchase of Class A Common Stock	2,475	13.5615	08/13/2019
Purchase of Class A Common Stock	4,950	13.0376	08/14/2019
Purchase of Class A Common Stock	10,197	13.3396	08/20/2019
Purchase of Class A Common Stock	3,104	13.3914	08/20/2019
Purchase of Class A Common Stock	9,900	13.5379	08/21/2019
Purchase of Class A Common Stock	3,485	13.3484	08/22/2019
Purchase of Class A Common Stock	75	13.5087	08/23/2019
Purchase of Class A Common Stock	5,301	13.8947	08/23/2019
Purchase of Class A Common Stock	43,297	13.8349	08/23/2019
Purchase of Class A Common Stock	1,366	13.8650	08/23/2019
Purchase of Class A Common Stock	54,450	13.8081	08/23/2019

CUSIP NO. 10316T104

Sale of Class A Common Stock	(27,635)	13.7000	08/26/2019
Purchase of Class A Common Stock	21,865	13.8092	08/26/2019
Purchase of Class A Common Stock	5,770	13.7950	08/26/2019
Sale of Put Option	(48,600)[6]	0.4200	08/26/2019
Sale of Put Option	(30,400)[7]	3.3200	08/26/2019
Sale of Class A Common Stock	(25,813)	13.7000	08/27/2019
Purchase of Class A Common Stock	14,045	13.7119	08/27/2019
Purchase of Class A Common Stock	11,768	13.7218	08/27/2019
Sale of Put Option	(24,300)[6]	0.5600	08/27/2019
Sale of Put Option	(12,200)[6]	0.5500	08/27/2019
Sale of Put Option	(18,200)[8]	2.4700	08/27/2019
Sale of Put Option	(30,400)[7]	3.3150	08/27/2019
Sale of Class A Common Stock	(32,798)	13.6000	08/28/2019
Purchase of Class A Common Stock	25,910	13.7351	08/28/2019
Purchase of Class A Common Stock	6,888	13.5839	08/28/2019
Sale of Put Option	(36,400)[7]	3.4200	08/28/2019
Purchase of Class A Common Stock	49,500	13.1663	08/29/2019
Purchase of Class A Common Stock	7,663	13.8167	08/29/2019
Purchase of Class A Common Stock	41,837	13.6328	08/29/2019
Purchase of Class A Common Stock	115,400	14.1000	08/29/2019
Purchase of Put Option	18,200[9]	1.9500	08/29/2019
Purchase of Put Option	97,200[10]	2.9300	08/29/2019
Purchase of Class A Common Stock	57,543	14.7000	08/30/2019
Purchase of Class A Common Stock	47,473	14.6500	08/30/2019
Purchase of Class A Common Stock	10,703	14.7946	08/30/2019
Purchase of Class A Common Stock	40,280	14.6154	08/30/2019
Purchase of Class A Common Stock	45,401	14.7297	08/30/2019
Purchase of Put Option	91,100[11]	0.8000	08/30/2019
Purchase of Put Option	60,800[11]	0.8300	08/30/2019

CUSIP NO. 10316T104

Starboard Value and Opportunity C LP

Purchase of Class A Common Stock	1,633	17.1847	07/16/2019
Purchase of Class A Common Stock	1,710	17.1273	07/17/2019
Purchase of Put Option	52,300[1]	0.2400	07/18/2019
Sale of Put Option	(52,500)[2]	0.2500	07/18/2019
Purchase of Class A Common Stock	1,425	16.5439	07/22/2019
Purchase of Put Option	34,800[3]	0.5500	07/22/2019
Sale of Put Option	(35,000)[4]	0.4500	07/22/2019
Purchase of Class A Common Stock	1,425	16.4136	07/23/2019
Purchase of Class A Common Stock	2,850	16.6077	07/31/2019
Purchase of Class A Common Stock	870	16.2375	08/01/2019
Purchase of Class A Common Stock	5,700	15.5089	08/02/2019
Purchase of Put Option	52,500[5]	0.6500	08/02/2019
Sale of Put Option	(52,500)[4]	0.6500	08/02/2019
Purchase of Class A Common Stock	2,850	14.7149	08/05/2019
Purchase of Class A Common Stock	1,425	13.9855	08/09/2019
Purchase of Class A Common Stock	1,425	13.5620	08/12/2019
Purchase of Class A Common Stock	1,425	13.5615	08/13/2019
Purchase of Class A Common Stock	2,850	13.0376	08/14/2019
Purchase of Class A Common Stock	5,871	13.3396	08/20/2019
Purchase of Class A Common Stock	1,787	13.3914	08/20/2019
Purchase of Class A Common Stock	5,700	13.5379	08/21/2019
Purchase of Class A Common Stock	2,007	13.3484	08/22/2019
Purchase of Class A Common Stock	43	13.5087	08/23/2019
Purchase of Class A Common Stock	3,052	13.8947	08/23/2019
Purchase of Class A Common Stock	24,928	13.8349	08/23/2019
Purchase of Class A Common Stock	787	13.8650	08/23/2019
Purchase of Class A Common Stock	31,350	13.8081	08/23/2019
Sale of Class A Common Stock	(15,911)	13.7000	08/26/2019
Purchase of Class A Common Stock	12,589	13.8092	08/26/2019

CUSIP NO. 10316T104

Purchase of Class A Common Stock	3,322	13.7950	08/26/2019
Sale of Put Option	(28,000)[6]	0.4200	08/26/2019
Sale of Put Option	(17,500)[7]	3.3200	08/26/2019
Sale of Class A Common Stock	(14,862)	13.7000	08/27/2019
Purchase of Class A Common Stock	8,086	13.7119	08/27/2019
Purchase of Class A Common Stock	6,776	13.7218	08/27/2019
Sale of Put Option	(14,000)[6]	0.5600	08/27/2019
Sale of Put Option	(7,000)[6]	0.5500	08/27/2019
Sale of Put Option	(10,500)[8]	2.4700	08/27/2019
Sale of Put Option	(17,500)[7]	3.3150	08/27/2019
Sale of Class A Common Stock	(18,883)	13.6000	08/28/2019
Purchase of Class A Common Stock	14,918	13.7351	08/28/2019
Purchase of Class A Common Stock	3,965	13.5839	08/28/2019
Sale of Put Option	(21,000)[7]	3.4200	08/28/2019
Purchase of Class A Common Stock	28,500	13.1663	08/29/2019
Purchase of Class A Common Stock	4,412	13.8167	08/29/2019
Purchase of Class A Common Stock	24,088	13.6328	08/29/2019
Purchase of Class A Common Stock	66,500	14.1000	08/29/2019
Purchase of Put Option	10,500[9]	1.9500	08/29/2019
Purchase of Put Option	56,000[10]	2.9300	08/29/2019
Purchase of Class A Common Stock	33,143	14.7000	08/30/2019
Purchase of Class A Common Stock	27,343	14.6500	08/30/2019
Purchase of Class A Common Stock	6,165	14.7946	08/30/2019
Purchase of Class A Common Stock	23,200	14.6154	08/30/2019
Purchase of Class A Common Stock	26,149	14.7297	08/30/2019
Purchase of Put Option	52,500[11]	0.8000	08/30/2019
Purchase of Put Option	35,000[11]	0.8300	08/30/2019

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Class A Common Stock	1,547	17.1847	07/16/2019
Purchase of Class A Common Stock	1,620	17.1273	07/17/2019
Purchase of Put Option	48,600[1]	0.2400	07/18/2019

CUSIP NO. 10316T104

Sale of Put Option	(49,800)[2]	0.2500	07/18/2019
Purchase of Class A Common Stock	1,350	16.5439	07/22/2019
Purchase of Put Option	32,400[3]	0.5500	07/22/2019
Sale of Put Option	(33,200)[4]	0.4500	07/22/2019
Purchase of Class A Common Stock	1,350	16.4136	07/23/2019
Purchase of Class A Common Stock	2,700	16.6077	07/31/2019
Purchase of Class A Common Stock	824	16.2375	08/01/2019
Purchase of Class A Common Stock	5,400	15.5089	08/02/2019
Purchase of Put Option	49,800[5]	0.6500	08/02/2019
Sale of Put Option	(49,700)[4]	0.6500	08/02/2019
Purchase of Class A Common Stock	2,700	14.7149	08/05/2019
Purchase of Class A Common Stock	1,350	13.9855	08/09/2019
Purchase of Class A Common Stock	1,350	13.5620	08/12/2019
Purchase of Class A Common Stock	1,350	13.5615	08/13/2019
Purchase of Class A Common Stock	2,700	13.0376	08/14/2019
Purchase of Class A Common Stock	5,562	13.3396	08/20/2019
Purchase of Class A Common Stock	1,693	13.3914	08/20/2019
Purchase of Class A Common Stock	5,400	13.5379	08/21/2019
Purchase of Class A Common Stock	1,901	13.3484	08/22/2019
Purchase of Class A Common Stock	41	13.5087	08/23/2019
Purchase of Class A Common Stock	2,892	13.8947	08/23/2019
Purchase of Class A Common Stock	23,616	13.8349	08/23/2019
Purchase of Class A Common Stock	745	13.8650	08/23/2019
Purchase of Class A Common Stock	29,700	13.8081	08/23/2019
Sale of Class A Common Stock	(15,074)	13.7000	08/26/2019
Purchase of Class A Common Stock	11,927	13.8092	08/26/2019
Purchase of Class A Common Stock	3,147	13.7950	08/26/2019
Sale of Put Option	(26,500)[6]	0.4200	08/26/2019
Sale of Put Option	(16,500)[7]	3.3200	08/26/2019

CUSIP NO. 10316T104

Sale of Class A Common Stock	(14,080)	13.7000	08/27/2019
Purchase of Class A Common Stock	7,661	13.7119	08/27/2019
Purchase of Class A Common Stock	6,419	13.7218	08/27/2019
Sale of Put Option	(13,200)[6]	0.5600	08/27/2019
Sale of Put Option	(6,600)[6]	0.5500	08/27/2019
Sale of Put Option	(9,900)[8]	2.4700	08/27/2019
Sale of Put Option	(16,500)[7]	3.3150	08/27/2019
Sale of Class A Common Stock	(17,890)	13.6000	08/28/2019
Purchase of Class A Common Stock	14,133	13.7351	08/28/2019
Purchase of Class A Common Stock	3,757	13.5839	08/28/2019
Sale of Put Option	(19,900)[7]	3.4200	08/28/2019
Purchase of Class A Common Stock	27,000	13.1663	08/29/2019
Purchase of Class A Common Stock	4,180	13.8167	08/29/2019
Purchase of Class A Common Stock	22,820	13.6328	08/29/2019
Purchase of Class A Common Stock	62,800	14.1000	08/29/2019
Purchase of Put Option	9,900[9]	1.9500	08/29/2019
Purchase of Put Option	52,900[10]	2.9300	08/29/2019
Purchase of Class A Common Stock	31,400	14.7000	08/30/2019
Purchase of Class A Common Stock	25,905	14.6500	08/30/2019
Purchase of Class A Common Stock	5,840	14.7946	08/30/2019
Purchase of Class A Common Stock	21,980	14.6154	08/30/2019
Purchase of Class A Common Stock	24,775	14.7297	08/30/2019
Purchase of Put Option	49,700[11]	0.8000	08/30/2019
Purchase of Put Option	33,200[11]	0.8300	08/30/2019

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Class A Common Stock	5,327	17.1847	07/16/2019
Purchase of Class A Common Stock	5,580	17.1273	07/17/2019
Purchase of Class A Common Stock	4,650	16.5439	07/22/2019
Purchase of Class A Common Stock	4,650	16.4136	07/23/2019

CUSIP NO. 10316T104

Purchase of Class A Common Stock	9,300	16.6077	07/31/2019
Purchase of Class A Common Stock	2,822	16.2375	08/01/2019
Purchase of Class A Common Stock	18,500	15.5089	08/02/2019
Purchase of Class A Common Stock	9,250	14.7149	08/05/2019
Purchase of Class A Common Stock	4,625	13.9855	08/09/2019
Purchase of Class A Common Stock	4,625	13.5620	08/12/2019
Purchase of Class A Common Stock	4,625	13.5615	08/13/2019
Purchase of Class A Common Stock	9,250	13.0376	08/14/2019
Purchase of Class A Common Stock	19,055	13.3396	08/20/2019
Purchase of Class A Common Stock	5,800	13.3914	08/20/2019
Purchase of Class A Common Stock	18,500	13.5379	08/21/2019
Purchase of Class A Common Stock	6,513	13.3484	08/22/2019
Purchase of Class A Common Stock	140	13.5087	08/23/2019
Purchase of Class A Common Stock	9,907	13.8947	08/23/2019
Purchase of Class A Common Stock	80,908	13.8349	08/23/2019
Purchase of Class A Common Stock	2,553	13.8650	08/23/2019
Purchase of Class A Common Stock	101,749	13.8081	08/23/2019
Purchase of Class A Common Stock	92,500	13.1663	08/29/2019
Purchase of Class A Common Stock	14,319	13.8167	08/29/2019
Purchase of Class A Common Stock	78,181	13.6328	08/29/2019
Purchase of Class A Common Stock	26,428	14.7000	08/30/2019
Purchase of Class A Common Stock	21,803	14.6500	08/30/2019
Purchase of Class A Common Stock	4,916	14.7946	08/30/2019
Purchase of Class A Common Stock	18,500	14.6154	08/30/2019
Purchase of Class A Common Stock	20,853	14.7297	08/30/2019

CUSIP NO. 10316T104

1 Represents shares underlying American-style put options purchased in the over the counter market. These put options had an exercise price of $17.00 per share and would have expired on July 19, 2019.

2 Represents shares underlying American-style put options sold short in the over the counter market. These put options had an exercise price of $16.00 per share and would have expired on August 16, 2019.

3 Represents shares underlying American-style put options purchased in the over the counter market. These put options had an exercise price of $17.00 per share and would have expired on July 26, 2019.

4 Represents shares underlying American-style put options sold short in the over the counter market. These put options have an exercise price of $15.00 per share and expire on September 20, 2019.

5 Represents shares underlying American-style put options purchased in the over the counter market. These put options had an exercise price of $16.00 per share and would have expired on August 16, 2019.

6 Represents shares underlying American-style put options sold short in the over the counter market. These put options have an exercise price of $13.00 per share and expire on September 20, 2019.

7 Represents shares underlying American-style put options sold short in the over the counter market. These put options have an exercise price of $17.00 per share and expire on September 20, 2019.

8 Represents shares underlying American-style put options sold short in the over the counter market. These put options have an exercise price of $16.00 per share and expire on September 20, 2019.

9 Represents shares underlying American-style put options purchased in the over the counter market. These put options have an exercise price of $16.00 per share and expire on September 20, 2019.

10 Represents shares underlying American-style put options purchased in the over the counter market. These put options have an exercise price of $17.00 per share and expire on September 20, 2019.

11 Represents shares underlying American-style put options purchased in the over the counter market. These put options have an exercise price of $15.00 per share and expire on September 20, 2019.